VIA EDGAR

June 30, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP Western Core Bond Fund
(the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on April 14, 2016 under Rule 485(a) under the Securities Act of 1933, as amended, (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)	Explain how the Funds will disclose risks related to current market conditions, such as Federal Reserve actions, and those items discussed in the Guidance Update No. 2016-02.
A.	After considering the issues noted in the Guidance Update, we expanded the explanations of “Interest Rate Risk” and “Liquidity Risk” in the Principal Risks section.

2)	Provide the completed fee table.
A.	The fee table is as follows:

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)	Standard Class	Service Class
Management Fee	0.45%	0.45%
Distribution and/or Service (12b-1) fees	0.00%	0.25%
Other Expenses[1]	0.04%	0.04%
Total Annual Fund Operating Expenses	0.49%	0.74%

[1]	Other expenses are based on estimates for the current fiscal year.

3)	Confirm that for purposes of the Fund’s 80% policy, any derivatives investments will be valued based on market value and not based on notional exposure.
A.	Confirmed.

4)	Rewrite the sentence ending with “this range is 3-7 years” in the second paragraph under “Investment Objective and Principal Investment Strategies” to be more easily understandable.
A.	The sentence has been replaced with the following:

Although the Fund may invest in debt and fixed income securities of any maturity, under normal market conditions the target dollar-weighted average effective duration for the Fund is expected to range within 20% of the average duration of the Fund’s benchmark index, the Barclays Capital U.S. Aggregate Bond Index (generally, this range is 3 – 7 years).

5)	Disclose that the Fund will maintain appropriate coverage for its investments in interest rate swaps and other derivatives.
A.	The Fund’s statement of additional information discloses for each derivative that the Fund will segregate assets

6)	The following sentence is too vague: “Other instruments may also be used to a significant extent from time to time.” Clarify what specifically is contemplated.
A.	The sentence in question has been removed. The statutory section of the prospectus now clarifies that the Fund’s principal investments include the various derivative instruments described in the prospectus.

7)	Confirm that the Fund will look through to the underlying investments of privately issued asset-backed securities (“ABS”) for purposes of the Fund’s industry concentration policies. If the Fund has policies limiting its ability to invest in ABS, disclose them in the SAI.
A.	Confirmed.

8)	If the Fund will write credit default swaps, confirm that the Fund will segregate the full notional amount to cover its obligations.
A.	Confirmed.

9)	In the statement of additional information, add the Fund’s information to the various sections that were not updated, such as the risk and investment strategy tables; the names rule disclosure; the list of subadvisers; and proxy voting policies.
A.	The requested revision has been made.

10)	Provide the Tandy representations.
A.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Sam Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures cc: Jill R. Whitelaw, Esq.
Danielle Kulp

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